DELCATH SYSTEMS, INC.

1633 Broadway, Suite 22C

New York, NY 10017

(212) 489-2100

December 19, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc. (the “Company”)
Post Effective Amendment to Registration Statement on Form S-1, File No. 333-220898
Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Post Effective Amendment to the Company’s Registration Statement (File No. 333-220898) on Form S-1 filed with the Commission on April 20, 2018 (the “Post Effective Amendment to Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Post Effective Amendment to Registration Statement, which has not been declared effective, because there is no longer a need to register securities thereunder. Since the Post Effective Amendment to Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Post Effective Amendment to Registration Statement were sold thereunder.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (212) 489-2100, ext. 223 or Jolie Kahn, Esq. of Wexler, Burkhart, Hirschberg & Unger, LLP at (516) 222-2230.

Sincerely,

DELCATH SYSTEMS, INC.

By:	/s/ Barbra Keck
Barbra Keck
Chief Financial Officer